Exhibit 99.13

July 28, 2006

IMPERIAL TOBACCO GROUP ANNOUNCES RESTRUCTURING OF ITS EUROPEAN MANUFACTURING OPERATIONS

Imperial Tobacco Group today announced a restructuring of its European manufacturing operations which will result in the closure of factories in Liverpool, UK and Lahr, Germany.

The closures will strengthen the Group’s competitive position in a challenging environment by improving efficiencies, reducing overall costs and addressing over-capacity.

The Liverpool factory predominantly packs Golden Virginia fine cut tobacco but also produces a small amount of pipe and snuff tobacco.

The Golden Virginia packing operations will be transferred to the Group’s factories in Nottingham and Mullingar, Ireland. Contract manufacturing arrangements for the production of pipe and snuff tobacco are currently being finalised.

A restructuring of the factory in Lahr had previously been announced in March 2006 as a result of the November 2005 European Court of Justice (ECJ) ruling on the taxation of Singles products.

However, in June 2006 the German Ministry of Finance announced that it would apply the ECJ ruling to filterless eco cigarillos, which are currently taxed as cigars and are also manufactured in Lahr. Filterless eco cigarillos produced after 31 July 2006 will be taxed as cigarettes and, like Singles, will no longer represent an attractive value offering to consumers.

The Group will therefore cease production of these products after this date, which will further significantly impact volumes at Lahr. As a result, the factory will become unsustainable and will therefore close. The remaining cigarillos production will be transferred within the Group’s German manufacturing operations.

The closures are expected to be complete by March 2007 and will result in the loss of 415 jobs – all 140 jobs at the Liverpool factory and all 275 jobs at the Lahr site – although there will be some redeployment opportunities within the wider Imperial Tobacco Group.

Employees, the works council and trade unions were informed of the decision today and the consultation process is now underway.

The restructuring is expected to generate annual cost savings of around £7 million from the 2007-08 financial year. It is anticipated that there will be a restructuring charge of £27 million in the current financial year, of which £7 million will be non-cash items.

These annual savings and costs are additional to those outlined in the Group’s Lahr restructuring announcement of 30 March 2006. At that time the Group announced expected annual cost savings of around £4 million from the 2006-07 financial year and a restructuring charge of around £18 million in the current financial year, of which £8 million was non-cash items.

David Cresswell, Imperial Tobacco Group Manufacturing Director, said: “We operate in a challenging environment and must ensure that we continue to reduce costs and improve productivity and operational efficiencies, in order to further strengthen our competitive position.

“However, our immediate focus will be on supporting our employees during this difficult time. Job losses are always regrettable and we will ensure that our highly skilled workforces in Liverpool and Lahr are treated in a fair and responsible manner.”

There will be no impact on sales and marketing activities, or the quality and availability of any Imperial Tobacco Group products as a result of the closures.

Today’s announcement follows several previous restructuring initiatives since the acquisition of Reemtsma in May 2002, including the closure of nine Imperial Tobacco Group manufacturing sites.

Following the closure of the Liverpool and Lahr factories, the Group’s global manufacturing portfolio will consist of 29 factories.

ENQUIRIES

Alex Parsons	Group Media Relations Manager	Tel: +44 (0)117 933 7241

Simon Evans	Group Media Relations Executive	Tel: +44 (0)117 933 7375

John Nelson-Smith	Investor Relations Manager	Tel: +44 (0)117 933 7032

NOTES TO EDITORS

Imperial Tobacco Group

Imperial Tobacco Group is the world’s fourth largest international tobacco company, manufacturing and selling a comprehensive range of cigarettes, tobaccos, rolling papers and cigars in more than 130 countries worldwide. The Group currently has 14,500 employees and 31 manufacturing sites.

Liverpool Factory

The Liverpool factory employs 140 people and packed around 2,400 tonnes of Golden Virginia fine cut tobacco in the Group’s last financial year. In the same period it also manufactured 450 tonnes of pipe tobacco for the UK and various export markets, and 67 tonnes of snuff tobacco, mostly for export to West Africa.

Lahr Factory

The tobacco products factory in Lahr has 275 employees and produced around 7 billion Singles and around 900 million eco cigarillos for the German market in the Group’s last financial year.

Singles (also known as modern make your own tobacco products) refers to pre-rolled cartridges of tobacco, which are not able to be smoked when purchased. The cartridges are inserted into cigarette paper tubes with filters, using a special device resembling a pen. The tobacco cartridges and the paper tubes with filters are sold separately.

Eco cigarillos are an American blend tobacco rolled in a brown tobacco paper instead of a white cigarette paper. They are available with or without filter.